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Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

July 26, 2011

101151.010100

VIA EDGAR & FACSIMILE
703.813.6968

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Entertainment Gaming Asia Inc.
Registration Statement on Form S-3 Filed November 1, 2010
File No. 333-170246

Dear Mr. Ingram:

On behalf of our client, Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Clarence Chung, Chief Executive Officer of the Company, dated June 28, 2011.  A responsive pre-effective Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form S-3 (“Registration Statement”) has been filed concurrently herewith via Edgar.  In addition, the Company is filing at this time via Edgar its request for acceleration of effectiveness of the registration statement pursuant to Rule 461 of the Securities Act of 1933.

The Company’s responses to the staff’s comment letter dated June 28, 2011 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1.             The registration statement and opinion of counsel have been revised throughout to delete all references to the offering of a combination of shares and warrants.  As noted earlier, it is not the Company intention to offer for sale “units” of its securities by way of the registration ion statement.

2.             Please note that Item 16 includes a reference to the form of common stock purchase warrant as part of Exhibit 4.3.

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM

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The Company has endeavored to fully respond to the staff’s comments set forth in its letter dated June 28, 2011.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

Enclosure

cc:	Entertainment Gaming Asia Inc.
Ernst & Young